UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Permianville Royalty Trust
(Name of Issuer)

Trust Units
(Title of Class of Securities)

29269K 100
(CUSIP Number)

Matthew Rymer
Cross Ocean Partners Management LP
20 Horseneck Lane
Greenwich, CT 06830
203-340-7850
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Permianville Holdings LLC
2	Check The Appropriate Box if A Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 8,490,227 Trust Units
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,490,227 Trust Units
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,490,227 Trust Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 25.7%
14	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on September 10, 2018, relating to the trust units representing beneficial interests (the “Trust Units”) in Enduro Royalty Trust (n/k/a Permianville Royalty Trust), a Delaware statutory trust (the “Issuer”). The address of the principal executive office of the Issuer is 601 Travis Street, 16th Floor, Houston, Texas 77002. Except as otherwise specified in this Amendment No. 1, all items left blank remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Responses to each item of this Amendment No. 1 are incorporated by reference into the response to each other item, as applicable.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a), (b) Holdings is the sole record and beneficial owner of 8,490,227 Trust Units, which represents 25.7% of the outstanding Trust Units (based on 33,000,000 total outstanding Trust Units as of August 15, 2022, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 15, 2022). Permianville Intermediary LLC - Series 1, a Delaware limited liability company (“Series 1 Intermediary”), Permianville Intermediary LLC - Series 2, a Delaware limited liability company (“Series 2 Intermediary”), Permianville Intermediary LLC - Series 3, a Delaware limited liability company (“Series 3 Intermediary”) and Cross Ocean USSS Fund I (A) Del Feeder LP, a Delaware limited partnership (“DE Feeder”) are the sole members of Holdings.  Cross Ocean USSS Fund I (A) (Cayman), LP, a Cayman Islands limited partnership (“Cayman Feeder”), Cross Ocean USSS SIF I LP, a Cayman Islands limited partnership (“Cross Ocean SIF”) and T-VI CO ES LP are the sole members of each of Series 1 Intermediary, Series 2 Intermediary and Series 3 Intermediary. Cross Ocean USSS GP LP (“Cross Ocean GP”) is the sole general partner of Cayman Feeder, DE Feeder and Cross Ocean SIF. Cross Ocean USSS GP Ltd. (“Cross Ocean Ltd.”) is the sole general partner of Cross Ocean GP. Cross Ocean Partners Management LP, a Delaware limited partnership (“Cross Ocean Management”) is the sole member of Cross Ocean Ltd. Cross Ocean Partners Management GP, LLC (“Management GP”) is the sole general partner of Cross Ocean Management. GG Managers LLC (“GG Managers”) is the sole member of Management GP. Graham Goldsmith is the sole member of GG Managers. Pursuant to certain investment management agreements, Cross Ocean Management has received delegated authority from Cross Ocean GP relating to Cayman Feeder, DE Feeder and Cross Ocean SIF, including the authority to exercise voting rights with respect to and dispose of the Trust Units on behalf of Cross Ocean GP. Pursuant to an investment management agreement, Cross Ocean Management has received delegated authority relating to T-VI CO ES LP, including the authority to exercise voting rights with respect to the Trust Units on behalf of T-VI CO ES LP.

(c)  The following table sets forth the transactions effected by the Reporting Person in the Trust Units within the past 60 days. All transactions listed below were effected as open market sales pursuant to a 10b5-1 trading plan adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

Seller	Date of Transaction	Number of Trust Units Sold	Price per Trust Unit(1)
Permianville Holdings LLC	July 27, 2022	22,602	$3.757
Permianville Holdings LLC	July 28, 2022	800	$3.7813
Permianville Holdings LLC	July 29, 2022	9,300	$3.7542
Permianville Holdings LLC	September 21, 2022	12,268	$3.7533
Permianville Holdings LLC	September 22, 2022	8,436	$3.7628
Permianville Holdings LLC	October 5, 2022	1,883	$3.7507
Permianville Holdings LLC	October 6, 2022	25,300	$3.788
Permianville Holdings LLC	October 7, 2022	27,207	$3.8295
Permianville Holdings LLC	October 10, 2022	1,977	$3.7533

(1)   Reflects the weighted average sales price.

(d)  To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates or shareholders of the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Trust Units reported herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 12, 2022

PERMIANVILLE HOLDINGS LLC

By:	/s/ Matthew Rymer
Name:	Matthew Rymer
Title:	Authorized Signatory